

Mail Stop 3561

August 27, 2009

Mr. Thomas R. Moran
Senior Vice President and Chief Financial Officer
West Marine, Inc.
500 Westridge Drive
Watsonville, California 95076

> **Re: West Marine, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 17, 2009**
> **File No. 0-22512**

Dear Mr. Moran:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant